SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO
(Rule 14d-100)
(AMENDMENT NO. 14)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Ribapharm Inc.
(Name of Subject Company (Issuer))

Rx Acquisition Corporation
a wholly owned subsidiary of
ICN Pharmaceuticals, Inc.
(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

762537108
(CUSIP Number of Class of Securities)

Gregory Keever, Esq.
Executive Vice President and Special Counsel to the Chairman
ICN Pharmaceuticals, Inc.
3300 Hyland Avenue
Costa Mesa, California 92626
(714) 545-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Persons)

with a copy to:
Stephen F. Arcano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$186,879,393.75	$15,118.54

*     Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares (the “Shares”) of common stock, par value $.01 per share, of Ribapharm Inc., a Delaware corporation (the “Company”), not owned by ICN or its subsidiaries, at a purchase price of $6.25 per Share, net to the seller in cash. According to the “Solicitation/Recommendation Statement” on Schedule 14D-9 filed by the Company on June 23, 2003 with the Securities and Exchange Commission, as of June 20, 2003, there were 150,000,703 Shares outstanding, of which 120,100,000 Shares are owned by ICN. As a result, this calculation assumes the purchase of 29,900,703 Shares.

**    The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003. Such fee equals .00809 percent of the value of the transaction.

[✓]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1.	Amount Previously Paid: $13,545.90	2.	Amount Previously Paid: $.32	3.	Amount Previously Paid: $1572.33
	Form or Registration No.: Schedule TO-T		Form or Registration No.: Schedule TO-T/A		Form or Registration No.: Schedule TO-T/A
	Filing Party: ICN Pharmaceuticals, Inc.		Filing Party: ICN Pharmaceuticals, Inc.		Filing Party: ICN Pharmaceuticals, Inc.
	Date Filed: June 10, 2003		Date Filed: July 22, 2003		Date Filed: August 5, 2003

[    ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[✓] third-party tender offer subject to Rule 14d-1.
[    ] issuer tender offer subject to Rule 13e-4.
[✓] going-private transaction subject to Rule 13e-3.
[    ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

     This Amendment No. 14 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the Securities and Exchange Commission (the “SEC”) on June 10, 2003 by ICN Pharmaceuticals, Inc., a Delaware corporation (“ICN”), relating to the Amended Offer (as defined below) to purchase all outstanding shares of common stock, par value $.01 per share, together with the associated Rights (as defined in the Supplement, which term is defined below) issued pursuant to the Rights Plan (as defined in the Supplement) (the “Shares”), of Ribapharm Inc., a Delaware corporation (“the Company”), not owned by ICN or its subsidiaries, at an increased price of $6.25 per Share (the “Amended Offer Price”), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2003, as amended by certain amendments to the Schedule TO filed by ICN with the SEC (the “Offer to Purchase”), and the related original (blue) Letter of Transmittal, as amended and supplemented by the Supplement, dated August 5, 2003 (the “Supplement”), to the Offer to Purchase and the related revised (purple) Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Amended Offer”).

Item 11.   Additional Information.

     Section (b) of Item 11 is hereby amended and supplemented as follows: On August 5, 2003, the Company filed Amendment No. 10 to its “Solicitation/Recommendation Statement” on Schedule 14D-9 with the SEC stating, among other things, its belief that ICN might be willing to increase the Amended Offer Price. On August 6, 2003, ICN issued a press release stating that it will not increase the Amended Offer Price. The full text of the press release issued by ICN is filed as Exhibit (a)(1)(xxiii) hereto and is incorporated herein by reference.

Item 12.   Exhibits.

          (a)(1)(xxiii)     Press Release issued by ICN on August 6, 2003.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RX ACQUISITION CORPORATION

By:		/s/ Gregory Keever

	Name:	Gregory Keever
	Title:	Vice President and Secretary

ICN PHARMACEUTICALS, INC.

By:		/s/ Timothy C. Tyson

	Name:	Timothy C. Tyson
	Title:	President and Chief Operating Officer

Date: August 6, 2003

INDEX TO EXHIBITS

(a)(1)(xxiii)      Press Release issued by ICN on August 6, 2003.